Filed Pursuant to Rule 424(b)(3)
Registration No.  333-133387

Prospectus Supplement No. 6
(to Prospectus dated May 10, 2006)

This Prospectus Supplement No. 6 supplements and amends the prospectus dated May 10, 2006, or the Original Prospectus, and the other Prospectus Supplements thereto, dated May 12, 2006, June 22, 2006, June 28, 2006, July 5, 2006, and August 9, 2006, which we refer to collectively as the Prospectus.  The Prospectus relates to the sale from time to time of up to 9,420,291 shares of common stock of Sunesis Pharmaceuticals, Inc. by certain selling stockholders.  Of the 9,420,291 shares covered hereby, 7,246,377 are outstanding shares held by the selling stockholders and 2,173,914 are shares reserved for issuance by us in the event the selling stockholders exercise warrants to purchase shares of common stock.  The shares issuable upon exercise of the warrants will become eligible for disposition by the selling stockholders only as the warrants are exercised. We will not receive any of the proceeds from the sale of shares by the selling stockholders.  We will receive proceeds from any cash exercise of warrants by the selling stockholders.

On August 10, 2006, we filed with the Securities and Exchange Commission a Current Report on Form 8-K relating to an announcement regarding our financial results for the quarter ended June 30, 2006. The information set forth below supplements and amends the information contained in the Prospectus.

This Prospectus Supplement No. 6 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 6 supersedes the information contained in the Prospectus.

Our common stock is traded on the Nasdaq National Market under the symbol “SNSS.”  On August 9, 2006, the closing price of our common stock was $4.41.

Investing in our common stock involves risk.  See “Risk Factors” beginning on page 1 of the Original Prospectus and beginning on page 22 of Prospectus Supplement No. 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 6 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is August 10, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 10, 2006

SUNESIS PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51531	94-3295878
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

341 Oyster Point Boulevard South San Francisco, California		94080
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (650) 266-3500

Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.  Results of Operations & Financial Condition.

On August 10, 2006, Sunesis Pharmaceuticals, Inc. issued a press release announcing its financial results for the quarter ended June 30, 2006.  A copy of the press release is attached hereto as Exhibit 99.1

Item 9.01.  Financial Statements and Exhibits.

(d)   Exhibits

Exhibit No.	Description

99.1	Press release issued by Sunesis Pharmaceuticals, Inc., dated August 10, 2006.

* * * * * * * * *

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNESIS PHARMACEUTICALS, INC.

Date: August 10, 2006
	By:	/s/ ERIC H. BJERKHOLT
Eric H. Bjerkholt
Senior Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued by Sunesis Pharmaceuticals, Inc., dated August 10, 2006.

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Exhibit 99.1

For Immediate Release

Sunesis Pharmaceuticals Reports Second Quarter 2006 Financial Results

South San Francisco, CA, August 10, 2006 — Sunesis Pharmaceuticals, Inc. (Nasdaq: SNSS), a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel small molecule therapeutics, today reported financial results for the quarter ended June 30, 2006.  Total revenues for the second quarter were $6.7 million, with a net loss of $4.5 million.  As of June 30, 2006, cash, cash equivalents and marketable securities totaled $79.1 million, a reduction of $3.2 million compared to March 31, 2006.

Recent Highlights

•                  In April, Sunesis received a $500,000 milestone payment from Biogen Idec for the discovery of novel inhibitors of an oncology kinase target.

•                  At the American Society of Clinical Oncology (ASCO) annual meeting in June, Sunesis reported data from two clinical trials of SNS-595 involving 62 patients with advanced solid tumors designed to examine the safety, tolerability and pharmacokinetics of two dosing regimens.  SNS-595 demonstrated promising signs of clinical activity, with 19 of 62 patients experiencing sustained disease control lasting at least 16 weeks, including two confirmed partial responses, in a mesothelioma patient and an ovarian cancer patient, at the maximum-tolerated dose levels.  SNS-595 was well tolerated, with a dose-limiting toxicity of neutropenia and no other significant drug-related toxicities.

•                  In June, Sunesis received a $4.25 million payment in its BACE collaboration with Merck for the achievement of two preclinical milestones.

Update on Clinical Programs

•                  Sunesis continues to enroll patients in two Phase II clinical trials of SNS-595 in non-small cell lung cancer and small cell lung cancer, a Phase I trial of SNS-595 in acute leukemias, and a Phase I/II trial of SNS-032 in solid tumors.

•                  Sunesis expects to complete enrollment and present the results of the SNS-595 Phase I leukemia trial by the end of 2006.

•                  Sunesis expects to complete enrollment of the first 25 patients (stage 1) in the non-small cell lung cancer trial and the first 40 patients (stage 1) of the small cell lung cancer trial of SNS-595 by the end of 2006.

•                  Enrollment of the dose-escalation portion of the Phase I/II trial for SNS-032 is expected to be complete by the end of 2006.

•                  Sunesis remains on track to file an Investigational New Drug application with the U.S. Food and Drug Administration for SNS-314, the company’s Aurora kinase inhibitor, by the end of 2006.

Financial Highlights

•                  Revenue from research collaborations totaled $6.7 million for the quarter ended June 30, 2006, compared to $4.7 million for the quarter ended June 30, 2005.  This increase in collaboration revenue was primarily due to the receipt of milestone payments from partners.

•                  Research and development (R&D) expense was $8.8 million for the second quarter 2006, compared to $14.8 million for the second quarter 2005.  The $6.0 million decrease in R&D expense was primarily due to an $8.0 million expense in the second quarter 2005 relating to the in-licensing of SNS-032 and associated intellectual property.  Excluding this expense, R&D expenses increased by $2.0 million from the second quarter of 2005 to the same quarter this year.  This increase is due to increased expenses related to the development of our three lead programs:  SNS-595, SNS-032 and SNS-314.

•                  General and administrative (G&A) expense for the second quarter of 2006 was $3.2 million, compared to $2.1 million for the second quarter 2005.  The increase in G&A expense was primarily due to an increase in non-cash stock compensation expense in conjunction with the adoption of FAS 123R and costs related to being a publicly-traded company.

•                  Sunesis reported a net loss of $4.5 million for the second quarter of 2006, compared to a reported loss of $12.0 million for the second quarter 2005.

•                  Cash used in operating activities was $11.5 million for both the six months ended June 30, 2006 and 2005.

•                  In the second quarter of 2006, Sunesis recorded non-cash stock compensation expense of $689,000.

Conference Call Information

Sunesis’ management will host a conference call to review the results of the quarter on Thursday, August 10 at 10:30 am EDT.  Individual and institutional investors can access the call via (800) 946-0706 (U.S. and Canada) or (719) 457-2638 (international).  To access the live audio broadcast or the subsequent archived recording, visit the “Investors and Media – Calendar of Events” section of the Sunesis website at http://www.sunesis.com.  Please log on to Sunesis’ website several minutes prior to the start of the presentation to ensure adequate time for any software download that may be necessary.

About Sunesis Pharmaceuticals

Sunesis is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel small molecule therapeutics for oncology and other serious diseases.  Sunesis has built a broad product candidate portfolio through internal discovery and in-licensing of novel cancer therapeutics.  Sunesis is advancing its product candidates through in-house research and development efforts and strategic collaborations with leading pharmaceutical and biopharmaceutical companies.  For additional information on Sunesis Pharmaceuticals, please visit http://www.sunesis.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve substantial risks and uncertainties. Sunesis may not actually achieve the plans, intentions or expectations contained in such forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations contained in such forward-looking statements. Sunesis does not assume any obligation to update any such forward-looking statements.

CONTACTS:

Investors	Media
Eric Bjerkholt, CFO	Karen L. Bergman or
Sunesis Pharmaceuticals, Inc.	Michelle Corral
650-266-3717	BCC Partners
650-575-1509 or 415-794-8662

Sunesis Pharmaceuticals, Inc.

Statements of Operations

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)
Revenue:
Collaboration revenue	$4,516,667	$1,682,358	$5,887,372	$3,343,386
Collaboration revenue from related party	2,190,986	3,034,158	3,879,845	5,243,444
Grant and fellowship revenue	—	34,626	37,901	67,405
Total revenues	6,707,653	4,751,142	9,805,118	8,654,235

Operating expenses:
Research and development	8,847,380	14,776,691	18,563,475	21,392,908
General and administrative	3,153,630	2,068,102	5,835,201	3,988,930
Total operating expenses	12,001,010	16,844,793	24,398,676	25,381,838

Loss from operations	(5,293,357)	(12,093,651)	(14,593,558)	(16,727,603)

Interest income	957,551	190,473	1,503,704	395,689
Interest expense	(162,103)	(110,498)	(387,655)	(216,525)
Other income (expense), net	2,003	3,448	3,893	6,206
Net loss	$(4,495,906)	$(12,010,228)	$(13,473,616)	$(16,542,233)

Basic and diluted net loss per share	$(0.15)	$(8.55)	$(0.52)	$(11.88)

Shares used in computing basic and diluted net loss per share	29,256,267	1,404,129	26,129,745	1,392,040

SUNESIS PHARMACEUTICALS, INC.

CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2006	2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$62,298,992	$17,704,465
Marketable securities	16,820,670	30,629,061
Prepaids and other current assets	1,430,023	2,068,195
Total current assets	80,549,685	50,401,721

Property and equipment, net	4,850,904	4,006,527
Deposits and other assets	300,000	300,000
Total assets	$85,700,589	$54,708,248

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,884,692	$2,044,571
Accrued compensation	1,698,032	2,067,769
Other accrued liabilities	1,411,444	1,277,595
Current portion of deferred revenue	2,533,415	3,787,453
Current portion of equipment financing	917,750	1,067,520
Total current liabilities	8,445,333	10,244,908

Deferred revenue	2,061,433	3,319,765
Non current portion of equipment financing	1,074,913	1,306,027
Deferred rent and other non-current liabilities	1,437,080	1,371,346
Commitments
Stockholders’ equity:
Preferred stock, $0.0001 per value, 5,000,000 shares authorized, no shares issued and outstanding at June 30, 2006 and December 31,2005	—	—
Common stock, $0.0001 par value:100,000,000 shares authorized, 29,319,977 and 21,514,007 shares issued and 29,319,310 and 21,511,126 shares outstanding at June 30, 2006 and December 31, 2005	2,932	2,151
Additional paid-in capital	296,615,863	249,689,714
Deferred stock compensation	(1,443,477)	(2,162,688)
Accumulated other comprehensive loss	(11,970)	(55,073)
Accumulated deficit	(222,481,518)	(209,007,902)
Total stockholders’ equity	72,681,830	38,466,202

Total liabilities and stockholders’ equity	$85,700,589	$54,708,248

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